UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 20 6
(CUSIP Number)

Nanominerals Corp.
3500 Lakeside Court, Suite 206
Reno, NV 89509
(775) 826-1115
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 20 6

1.	Names of Reporting Persons Nanominerals Corp.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	62,400,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	62,400,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 62,400,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 23.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 46267T 20 6

This Schedule 13D/A (Amendment No. 6) is being filed by NANOMINERALS CORP. (the “Reporting Person”) relating to Shares of common stock, par value $0.001 per share, of IRELAND INC. (the “Issuer”) having its principal executive offices located at 2360 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

This Schedule 13D/A (Amendment No. 6) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on March 12, 2008, as amended June 13, 2014, August 21, 2014, October 2, 2014, March 1, 2016 and April 5, 2016. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Nanominerals Corp.	Common Stock	62,400,000(2)	25.2%
Charles A. Ager	Common Stock	64,800,000(2)	26.4%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of March 30, 2017 there were 271,557,380 shares of common stock issued and outstanding.

(2)

The sole officer and director of Nanominerals is Dr. Charles A. Ager. As such, Dr. Ager has voting and dispositive power over the 62,400,000 shares of the Issuer’s common stock listed as beneficially owned by Nanominerals and those shares are listed as being indirectly beneficially owned by him. Individually, Dr. Ager owns 2,100,000 shares of the Issuer’s common stock. Also included in the number of shares listed as being indirectly beneficially owned by Dr. Ager are 300,000 shares of the Issuer’s common stock owned by Dr. Ager’s wife. The shares owned by Dr. Ager and Mrs. Ager have not been included in the shares beneficially owned by Nanominerals.

(b)	Power to Vote and Dispose of the Issuer Shares:

Nanominerals has sole dispositive and voting power with respect to the shares of the Issuer’s common stock held by Nanominerals. Dr. Ager is the sole director and officer of Nanominerals. No other person has the power to direct the voting or disposition of the shares held by Nanominerals.

(c)	Transactions Effected During the Past 60 Days:

On February 27, 2017, Nanominerals exercised warrants for the purchase of 500,000 shares of the Issuer’s common stock at a price of $0.08 per share. On March 28, 2017, Nanominerals converted $1,700,000 in amounts owed into shares of the Issuer’s common stock at a price of $0.08 per share.

CUSIP No. 46267T 20 6

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2017
Date

/s/ Charles A. Ager

Signature

Charles A. Ager, President
Nanominerals Corp.

Name/Title